OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Better World Spirits Inc

155 West Market St

York PA 17401

717-758-9346

www.betterworldspirits.com

Promissory Notes in $100 increments with 8.00% annual percentage rate.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

We are offering a maximum of 10,000 promissory notes in $100 increments on a "best efforts" basis. Our target offering amount is $10,000. If we do not raise our target offering amount by March 31, 2017, no securities will be sold in this offering, investment commitments will be cancelled and committed funds will be returned. We will accept oversubscriptions in excess of the target offering amount up to $1,000,000 on a first come, first served basis

If we reach the target offering amount prior to March 31, 2017, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investments.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 227 of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our common stock and we cannot guarantee that such am trading market for our common stock will ever exist.

These are speculative securities. A crowdfunding investment involves significant risks. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See "Risk Factors" beginning on page 6.

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials.
- StartEngine will notify investors when the target offering amount has been met.
- If we reach the target offering amount prior to March 31, 2017, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

· If an investor does not cancel an investment commitment before the 48 hour period prior to (date), his or her funds will be released to us upon a closing of the offering and he or she will receive securities in exchange for his or her investment.

· If we notify investors of a material change to the offering and you do not reconfirm your investment commitment thereafter, your investment commitment will be cancelled and your committed funds will be returned to you. Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 22(7) of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov

THE COMPANY AND ITS BUSINESS

The company's business

Better World Spirits is a Pennsylvania-based producer of artisanal canned cocktails. With a range of unique & attractive flavor profiles, Better World Spirits will tap into the new and growing canned cocktail market.

The company is currently finalizing strategy and testing recipes. Production will be located in eastern Pennsylvania. As much as possible, raw materials (ingredients, flavorings, packaging, etc.) and supplies will be sourced from Pennsylvania vendors. Sales will initially be in the target market-rich counties surrounding Philadelphia and eventually into the entire Commonwealth. The company currently has zero liabilities and is involved in no litigation. Every drink choice the consumer has is our competition. Narrowly-defined, competitors consist mostly of malt-based flavored beverages. To our knowledge, there is no other artisanal recipe RTD beverage on the market.

Further information about the company and its business appears at the "Company" tab on the company's profile on StartEngine.com and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

THE TEAM

Officers and directors

Wade Keech	President

Wade Keech is president and founder of Better World Spirits and has served in this capacity for two years. Previously, he served as the interim executive director at the East Berlin Area Community Center where he guided the organization in creating a long-range strategic plan.

He recently consulted for Barley Creek Brewing Company in the startup of a distilling operation including recipe development, designing systems to manage TTB paperwork, and creating standard operating procedures. In 1994, the beginnings of the craft brewing movement, he founded and operated a microbrewery and managed a statewide distribution system. He received a B.S. in Chemistry from Millersville University. He recently completed an MBA in Sustainable Business Systems at Pinchot University with a focus on energy efficiency. His service in the Peace Corps included small business development in Ghana. As a management consultant, he also led a workforce that repaired generators for the entire United Nations Mission in Liberia.

Related party transactions

There are no related party transactions.

RISK FACTORS

These are the principal risks that relate to the company and its business:

We have no operating history.

We were incorporated on 03/05/2015 and have not started operation. Because we have not started operating, we have not produced a profit. There is no assurance that we will ever produce a profit. As a new enterprise, we are likely to be subject to risks our management has not anticipated. We have limited resources and will not be able to continue operating without the proceeds from this offering. It is possible that the proceeds from this offering and our other resources may not be sufficient for us to continue to finance our operations.

We may not have sufficient financial resources to successfully compete in the distilled spirits business.

A large number of enterprises provide products or services similar to ours. We will be competing with established businesses that have an operating history, and greater financial resources, management experience and market share than we have. There can be no assurance that we will be able to compete or capture adequate market share. We will not be profitable if we cannot compete successfully with other businesses.

We have not established a sinking fund for the purpose of accumulating funds for retiring the notes.

A sinking fund provides for periodic accumulation of funds over the life of the obligation with an independent trustee for the purpose of retiring the notes at maturity. We will not maintain a sinking fund for the retirement of the notes offered here and may not have the ability to retire the obligations when they mature.

We have not retained an independent trustee to act on investors' behalf in the event of default of our obligation to repay the notes.

We have not retained an independent trustee to act on investors' behalf in the event of default. Therefore, there is no independent third-party to protect investors' interests in the event the Company fails to meet any of its obligations to investors.

We have not retained an independent party to sell the offering and the failure of our officers to sell the offering may result in a shortage of operating funds.

Officers of the Company are offering the notes on a "best-efforts" basis. We have not contracted with an underwriter, placement agent, or other person to purchase or sell all, or a portion of, our notes and there is no assurance that we can sell all or any of the notes. Further, if we had hired an underwriter, placement agent, or other independent person to sell the offering, that person would have conducted an independent due diligence examination into our business.

We have not yet obtained all of the licenses and completed all of the compliance requirements to be able to begin and continue operations. The Company is required to secure a distilled spirits processing license from the Tobacco Tax and Trade Bureau as well as a limited distillery license from the Pennsylvania Liquor Control Board. If these licenses are not obtained, the Company will not be able to do business.

The Company could be negatively impacted by the loss of key employees. The individuals currently leading the Company are highly skilled and valuable to the Company. The Company has not purchased key person life insurance nor has it made any arrangements to replace any Officer, Director, or key person it loses due to death or disability.

There is no public market for the Notes. There is currently no public market for the Notes and it is unlikely a market will develop in the future.

The Company will need further financing beyond the current offering period. It is likely that the financing raised from this offering will not be sufficient for the Company to reach profitability and the Company will be seeking other sources of funding which are not currently committed or guaranteed to be received. It is possible that if the Company is unable to secure additional funding it may need to scale back its development plans.

The brewing/distilling industry and the service industry for food/drink are highly risky. According to one study, 59% of hospitality facilities fail in the first three years.

It is possible that there will be increasing local competition. Southeast PA has been working to attract more distilleries, which could lead to competition for the Company.

Fluctuating local economic conditions could affect the Company's likelihood of success. According to the 2010 Census, the median income for a household in the city was $26,475. The per capita income for the city was $13,439. These incomes are much lower than the medians for the United States as a whole. About 23.8% of the population were below the poverty line, compared to 15.1% for the United States as a whole.

Interest payments on promissory notes are subject to taxation. To the extent that you receive interest on the Notes, you will pay tax on those revenues. You are advised to check with your tax advisor regarding the tax implications of an investment in the Notes.

The Company depends on the health of the local agricultural industry. The Company's suppliers include local farmers. Farming is a cyclical and unpredictable industry and it is possible that the Company may not always be able to source the agricultural inputs that it needs at the prices it has projected. Agricultural commodity prices can be volatile.

The promissory notes will be subordinate to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money. This means that the Company could owe money to lenders that would have the right to get paid before the investors in the Notes.

The Company is subject to regulation by the Pennsylvania Liquor Control Board. The Liquor Control Board has the authority to accept or reject investors and investors are likely to be required to complete a non-commercial lender affidavit and a potential interview with a state investigator. In addition, if the Pennsylvania Liquor Control Board does not approve an investor, the investment will be returned without interest.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

Better World Spirits is wholly owned by Wade Keech with all voting stock issued to him.

Wade Keech	100%

Classes of securities

All securities offered will be promissory notes with an annual 8% interest. Interest will be paid annually and principal paid at the end of the term. Early payment may be made at the discretion of Better World Spirits.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

There is no risk of dilution as no equity is being offered.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the period ending December 31, 2015 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

Results of operations

We have not yet generated any revenues and do not anticipate doing so until we complete installation of equipment, and receive a Distilled Spirits license from the TTB. This will take approximately 6 months.

Financial milestones

The company will start generating revenue in approximately 6 months. The company will distribute the annual interest returns at the end of the first year. The company will begin compensation of founders as the operation grows and once sales commence. As sales increase raw material costs will decrease with bulk purchasing.

Liquidity and capital resources

As of November 1, 2016, we had cash of $10,000. To date, we have funded our operations primarily with the subscription proceeds from the Company's principal stockholder. Company plans to file for a VAPG grant with US Department of Agriculture in June 2017.

Indebtedness

The company has no indebtedness.

Recent offerings of securities

The company has made no offerings in the last three years.

Valuation

The company is currently valued at $500,000 based on our best ability to estimate the market of comparable operations in the region. Additional shares could be offered in the future and valuation would change accordingly. It is the management's opinion that 8% is a fair interest rate for investors based on current conditions in the financial market. We evaluated interest rates of other institutions and made a determination.

USE OF PROCEEDS

The gross proceeds of the Offering to the Company will be ten thousand dollars ($10,000) if the target offering amount is reached, and one million ($1,000,000) if the maximum offering amount is raised. The net proceeds of the Offering, after deduction of expenses of the Offering, including but not limited to the intermediary's fees, escrow fees, legal fees, and accounting fees, will be used by the Company primarily for marketing expenses and for working capital for the business operations of the Company until such time as the Company realizes net earnings from its operations. The following table lists the estimated use of proceeds of the Offering if the Minimum Proceeds Amount and the Maximum Proceeds Amount are raised.

	Minimum Proceeds Raised	Maximum Proceeds Raised
Intermediary Fees	$ 500.00	$ 50,000.00
Escrow Fees and Other Expenses	$ 300.00	$ 3,000.00
Professional Fees	$ 1,500.00	$ 15,000.00
Marketing	$ 4,000.00	$ 167,000.00
Salaries and General Admin	$ 1,500.00	$ 150,000.00
Working Capital	$ 1,000.00	$ 150,000.00
Flavor Profile Refinement	$ 1,200.00	$ 15,000.00
Equipment	$ -	$ 300,000.00
Additional Location	$	$ 150,000.00

	-	
Total	$ 10,000.00	$ 1,000,000.00

The estimated use of proceeds set forth above illustrates the present expectations of the Company. The Company will have discretion to alter the use of proceeds as set forth above. The Company reserves the right to alter the use of proceeds at its discretion, subject to management oversight by the Company, as the Company determines how to best implement our business plan in Pennsylvania. In the event that the maximum proceeds are raised it is anticipated that equipment to can product will be purchased and a second location to serve the western part of PA will be established.

The issuer may incur other Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors.

Annual reports

The company will make annual reports available at www.betterworldspirits.com

Compliance failure

The company has not previously failed to comply with Reg CF.

INVESTING PROCESS

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Updates

Information regarding the progress of the offering appears on the company's profile page on StartEngine.com.

[END OF EXHIBIT A]

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BETTER WORLD SPIRITS

*

Butler, Gingerich & Co.
Certified Public Accountants
200 E. Market Street • P.O. Box 135 • York, PA 17405-0135

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Better World Spirits, Inc.
York, Pennsylvania

We have reviewed the accompanying financial statements of Better World Spirits, Inc., which comprise of the balance sheet as of December 31, 2015, and the related statements of income and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Butler, Gingerich and Co.

Butler, Gingerich & Co.
December 12, 2016

Richard E. Butler, CPA

Better World Spirits, Inc.

December 31, 2015

Table of Contents

Better World Spirits, Inc.

Balance Sheet
December 31, 2015

	2015
Assets	
Current Assets	
Total Current Assets	0
Property, Plant and Equipment	
Total Property, Plant and Equipment	0
Other Assets	
Total Other Assets	0
Total Assets	$ 0
Liabilities and Stockholders' Equity	
Current Liabilities	
Total Liabilities	0
Stockholders' Equity	
Capital Contributed	
Capital Stock - 10,000 Shares Authorized, 100 Shares Issued and Outstanding - No Par value	0
Paid-In Capital	21,953
Total Contributed Capital	21,953
Retained Earnings	
Net Income (Loss)	(21,953)
Total Retained Earnings	(21,953)
Total Liabilities and Stockholders' Equity	$ 0

Better World Spirits, Inc.

Income Statement

For The Year Ended December 31, 2015

	2015	%
Revenue		
Total Revenue	0	0.0
Operating Expenses		
Organizational Costs	21,953	0.0
Total Operating Expenses	21,953	0.0
Net Income (Loss)	$ (21,953)	0.0

Better World Spirits, Inc.

Statement of Cash Flows
For The Year Ended December 31, 2015

	2015
Cash Flows From Operating Activities:	
Net Income (Loss)	$ (21,953)
Decrease (Increase) in Operating Assets:	
Net Cash Inflow (Outflow) From Operating Activities	(21,953)
Cash Flows From Investing Activities:	
Capital Expenditures	0
Net Cash Inflow (Outflow) From Investing Activities	0
Cash Flows From Financing Activities:	
Paid-In Capital	21,953
Net Cash Inflow (Outflow) From Financing Activities	21,953
Net Increase (Decrease) In Cash	0
Cash at Beginning of Year	0
Cash at End of Year	$ 0

1. **Company Data and Nature of Operations:**

The Company was incorporated on March 5, 2015 under the laws of the Commonwealth of Pennsylvania. The principal business of the Company will be the retail sale of distilled beverages. The Company does not have a fixed location as of yet.

2. **Significant Accounting Policies:**

Use of Estimates - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Income Taxes - The income tax return of the Company for the year ended December 31, 2015, are subject to examination by the Internal Revenue Service and state taxing agencies, generally for three years after they were filed.

3. **Subsequent Events:**

Management has evaluated subsequent events for adjustment to or disclosure in the financial statements through July 21, 2016, the date the financial statements were available to be issued. There is a subsequent event to disclose.

The Company did file Form 2553 Election by a Small Business Corporation to elect S-corporation status for the tax year beginning January 1, 2016. The election was made on March 4, 2016 but no acknowledgement nor acceptance from the Internal Revenue Service has yet been received.

EXHIBIT C TO FORM C

INFORMATION ABOUT THE COMPANY'S BUSINESS FROM STARTENGINE WEBSITE (SCREENSHOTS)

This offering is not live or open to the public at this moment.

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Raised of $10k - $1m goal

Better World Spirits

Consciously Created Spirits

Small OPO · York, PA · Food & Beverage

0% funded with 323 days left

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"Better World Spirits is driven by the belief that there is a higher purpose for business than profit."


better world spirits
Strawberry
ELDERFLOWER
PROUDLY PRODUCED IN PA
12 FL OZ
better world spirits
Blueberry
LAVENDER
PROUDLY PRODUCED IN PA
12 FL OZ
better world spirits
Citrus
JUNIPER CUCUMBER
PROUDLY PRODUCED IN PA
12 FL OZ
better world spirits
Blood Orange
GINGER
PROUDLY PRODUCED IN PA
12 FL OZ
better world spirits
Peach
BASIL
PROUDLY PRODUCED IN PA
12 FL OZ

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OUR MISSION

At Better World Spirits, we're creating delicious, all-naturally crafted hard sodas that support local sustainable agriculture and a healthier world. With an assortment of exciting fresh flavors, Better World Spirits will tap into the new and growing markets of canned cocktails and socially responsib[le] consumerism.

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ready-to-drink alternatives with an ever-growing, innovative assortment of flavors that will pique their curiosity and satisfy their adventurous tastes. In 2015, Distilled Spirits Council of the United States reported that discovery and innovation is what drives Millennial consumer purchasing and promotion. They are not OK with simply hard root beer. They also want natural ingredients they can recognize. They demand premium artisanal products and more interesting flavors. Better World Spirits hears them and is happy to provide.


better world

OUR POTENTIAL FLAVOR COMBINATIONS



Strawberry Elderflower
Cucumber Agave Mint



Blueberry Lavender
Black Cherry Hibiscus



Strawberry Lemon
Peach Basil

ready-to-drink alternatives with an ever-growing, innovative assortment of flavors that will pique their curiosity and satisfy their adventurous tastes. In 2015, Distilled Spirits Council of the United States reported that discovery and innovation is what drives Millennial consumer purchasing and promotion. They are not OK with simply hard root beer. They also want natural ingredients they can recognize. They demand premium artisanal products and more interesting flavors. Better World Spirits hears them and is happy to provide.


better world

OUR POTENTIAL FLAVOR COMBINATIONS

  

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Strawberry Elderflower
Cucumber Agave Mint
Raspberry Basil
Blood Orange Ginger

Blueberry Lavender
Black Cherry Hibiscus
Green Apple Cinnamon
Cranberry Ginger Lime

Strawberry Lemon
Peach Basil
Green Tea Ginger
Juniper Citrus Cucumber

MIXING BUSINESS WITH PURPOSE

Better World Spirits also differentiates itself from its competitors by believing that businesses can contribute to a better world for our children, grandchildren and future generations while still making a profit. We intend to support local sustainable and urban agriculture by giving to groups such as the Pennsylvania Association for Sustainable Agriculture—the largest statewide, member-based sustainable farming organization in the United States. We also want to make our mission, your mission.

  

TRANSPARENT BUSINESS MODEL

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Local and national competitors may have corporate and social responsibility departments, but it is often unclear what they do and how it impacts people. Better World Spirits formed as a benefit corporation so we can be held accountable using a transparent business model that requires us by law to prepare and distribute an Annual Benefit Report to investors to share our efforts in creating public benefit throughout the year.

SPECIAL DISTILLERY LICENSE FOR MAXIMUM RETURN

Better World Spirits will hold a "limited distillery" license from the Pennsylvania Liquor Control Board, a special license for those producing less than 100,000 gallons of product a year. Unlike larger distilleries that must go through the state liquor control board to distribute their products, a limited distillery license allows us to self-distribute our products and sell directly to establishments — bars, restaurants, resorts, casinos, clubs, etc. —outside of the confines of the state control system for potentially higher profit margin, quicker product placement and larger sales volume.

OUR MARKETS

CONSCIENTIOUS CONSUMERS

The trend to purchase and promote products with a social purpose in mind has been on the rise for some time. According to the 2012 Edelman Good Purpose Study which researches consumer attitudes towards social purpose:

47%

of global consumers buy brands that support a good cause.

47% increase from 2010.

73%

of consumers would switch brands if a similar brand supported a good cause.

9% increase since 2009.

72%

of consumers would recommend a brand that supports a good cause over one that doesn't.

39% increase since 2008.

71%

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of consumers would help a brand promote their if there is a good cause behind them.

34% increase since 2008.

STEADY INDUSTRY GROWTH, ESPECIALLY WITH MILLENNIALS

64 % Of Americans

According to Gallup, the number of adults in the US who consume alcoholic beverages has remained consistent for the past 50 years at 64% (appx 150 million).

For the last 50 years 64% of Americans consume alcoholic beverages

62 Million Millennials

Chris Fehrnstrom, chief marketing officer for Constellation Brands, reported that there are 62 million Millennials of legal drinking age in the Unites States, and in two years another eight million will turn 21.

62 million Millennials of legal drinking age in the Unites States

73% Of Women

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Nielsen report found that 73% of wom surveyed enjoy flavored alcoholic beverages, with the number increasing to 92% for women between the ages of 21-34.

73% of women surveyed enjoy flavored alcoholic beverages

Beverage Information Group began recording the alcopop (sweet, carbonated, alcoholic beverages) market in 2012, when an explosion of new products flooded the market and alcopops were determined to hold 2.8% market share of total beer consumption. Since then, alcopop consumption has increased to 3.5% of total beer market share in the U.S. and continues to rise. Though 3.5% may not sound like much, in 2011 alone, 36 alcopop brands were introduced, comprising 35.6% of the new beer beverages that year. In 2015, Not Your Father's Root Beer signed a national distribution deal with Pabst and within 12 months earned $92 million in sales. Industry reports predict that the alcopop market share will continue its upward trend, with sales reaching 148 million cases in 2019 - a 32% increase over five years.

JOIN OUR CAUSE

Better World Spirits is an alternative to traditional "me" centered brands. We want to build a community of investors and consumers wh looking to be a part of something with a higher purpose. Join us in the movement to partner business with communities and convert pr into a means for beneficial change. By investing in Better World Spirits' equity crowdfunding campaign, you can feel good knowing that our mutual success will actively help to better our world.

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Irregular Use of Proceeds

The issuer may incur other Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

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Meet the Founder



Wade Keech

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THE PHILANTHROPIC SPIRIT

Wade Keech has a B.S. in Chemistry from Millersville University and an MBA in Sustainable Business Systems from Pinchot University. He started Whitetail Brewing in York in 1994 in the early days of the craft brewing industry and is very familiar with the alcohol industry. He is currently consulting for Barley Creek Brewing and Distilling and assisting in setting up a new distillery at an established brewpub. He is designing recipes and overseeing the production of spirits. He was a founding member of the PA Microbrewers Guild and now will assist the nascent PA Craft Distillers Guild and assist with the formation to aggressively work to improve the business environment. He is passionate about making the world a place where the children and grandchildren of today will be able to live and appreciate the world of tomorrow. He enjoys local food, complex flavor profiles, and a finely crafted dirty gin martini.

And the Rest of the Team

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Ryan Schriver

THE INQUISITIVE SPIRIT

Business Development Ryan Schriver, graduate of YTI with an Associate's degree in business management, brings his 22 years of experience to the forefront with his passion for classic cocktail history and knowledge. The foundation of his customer service and sales career started in many restaurant jobs in Pennsylvania, especially with his own concept in York- Club Seven ('06-'07). Refining his craft really began in 2010 where he worked at Ciro's Speakeasy in Tampa, FL igniting his "thirst" for the modern day craft cocktail. Ryan's unique flavor changing cocktail creations has landed him 1st place in 2014's Ciroc competition; 2nd in 2013 Best of the Bay's Cocktail Competition (Dine Tampa Bay); and advancement to the 2nd round of Bols Genever's worldwide search for Best Bartender. Most recently Ryan bartended at Charleston Food Bloggers #1 pick for the best restaurant in Florida 2014, Edison Food and Drink Lab.



Mandy Schriver

THE DISCERNING SPIRIT

Business Development & Taste Consultant Mandy Scriver has a BA degree in Health, Human Performance, and Recreation with a Minor in Health Education from University of Wisconsin-Whitewater. Her dedication to the craft cocktail world and flavor consultant has been honed in establishments across the country. Her appreciation for locally made products from sustainably sourced raw materials shines through. Her experience creating flavor profiles for discerning customers provide insight into the mind of the consumer.



John Wilson

THE PIONEERING SPIRIT

Head of Research & Product Development John Wilson has a B.A. in English from Morehouse College, a M.A. in International Relations from Bond University and is currently pursuing a M.S degree Fermentation Science and Technology at Colorado State University. As an experienced grass roots organizer and program manager for international relief, John brings a unique perspective and skillset to the company's social venture goals. John has also been studying fermentation and traditional fermentation techniques for almost twenty years. This experience brings an innovative approach in researching and developing new flavor profiles, allowing the company to company to offer a more unique and dynamic product line. John is passionate about his family, music, and the art of fermentation.



Monte Carroll

THE ARTFUL SPIRIT

Business Strategist As a mid-life student, Monte Carroll earned a BA in Business Administration from Belmont University in Nashville. He stepped away from his career with a large mortgage banking firm to focus on his passions - pricing strategy and business management. He holds a Certified Pricing Professional designation with the Professional Pricing Society. He has also owned and managed a successful specialty food manufacturing company. His infectious enthusiasm, broad knowledge, and food production experience complement the business.

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Offering Summary

Terms of Offering

Type of Security Offered – Promissory Note

Maturity Date – 5 years

Interest Rate – 5%

Annual disbursement of interest with principal paid upon maturity of loan

Defer one payment without being in default

Minimum note $100 with all notes offered in increments of $100 e.g. $100, $200, $300, etc.

Minimum Target Offering $10,000

Conditions Imposed by Liquor Control Board. Because the Company is subject to the oversight of the Pennsylvania Liquor Control Board ("PCLB"), the following additional conditions apply to investment in the Notes:

PCLB has the authority to accept or reject investors in the Company. If PCLB does not approve a particular Note purchaser, such purchaser's investment shall be returned without interest.

Lender may be required to respond to requests for information and interviews with PCLB, including a criminal background check. Lender hereby agrees to comply with such requests. Failure by the Lender to comply with all such requests may result in the return of Lender's investment without interest.

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Any person that owns an interest in any Pennsylvania liquor license may not purchase the Notes.

Lender shall be required to complete and return Form PLCB-2018 and hereby authorizes the Company to file the form in behalf of the Lender with the PLCB.

Annual Report

View Better World Spirits's Annual Report

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$0.00	USD	$0.00	USD
Cash & Cash Equivalents	$0.00	USD	$0.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$0.00	USD	$0.00	USD
Long-term Debt	$0.00	USD	$0.00	USD
Revenues / Sales	$0.00	USD	$0.00	
Costs of Goods Sold	$0.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	$0.00	USD	$0.00	USD

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Finances

Offering Details

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

No available updates at this time. Follow Better World Spirits to get notified of future updates!

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IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dealer. By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT FOR BETTER WORLD SPIRITS

My name is Wade Keech and I am the founder of Better World Spirits. The essence of the company is to create a better world and by this we want to source things locally and to also give back to sustainable agriculture and community development. Initially the concept is to produce canned cocktails or hard soda. Currently craft soda is trending very rapidly in this country and so are hard sodas and our idea is to combine the two. So Better World Spirits formed as a benefit corporation which has only been around in Pennsylvania since 2013 so it allows a company to give a material benefit back to society. Pennsylvania is obviously an agricultural state and we want to give back to it. So the environment, we want to make sure we are as environmentally friendly as possible. We also want to make sure we address social justice issues, make sure that people are given a living wage so that everyone is essentially trying to create a better world. You should invest in Better World Spirits because it allows us to pay interest to individuals rather than to a bank. It also provides an investment opportunity that is an alternative to Wall State and has local economic impact. So this investment will allow economic impact for Pennsylvania, it will allow money to be kept in the state. It will allow for tourism especially agritourism because we will use local apples where when you want to check on your investment you can come down to talk with us and have a cocktail. You can come talk to us every day and find out how your investment is doing. We feel that our actions and words really have an effect on how we live on this earth and we want to do things to make the world a better place. Join us in creating a better world.

EXHIBIT E TO FORM C

STARTENGINE SUBSCRIPTION PROCESS

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments.
- If the sum of the investment commitments does not equal or exceed the target offering

amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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